Exhibit 99.1

TD Bank Financial Group Comments on Expected Impact of
TD Ameritrade Holding Corp.'s Third Quarter Earnings

Toronto, July 20, 2010 - TD Bank Financial Group announced today that it expects TD Ameritrade's third quarter earnings to translate into a contribution of CDN$62 million to third quarter net income for its Wealth Management segment.

TD Bank Financial Group will release its third quarter financial results and webcast its quarterly earnings conference call live on September 2, 2010. Conference call and webcast details will be announced closer to that date.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the sixth largest bank in North America by branches and serves more than 18 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading online financial services firms, with more than 6 million online customers. TD Bank Financial Group had CDN$574 billion in assets on April 30, 2010. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information, please contact: Maria Leung, Corporate Communications, 416-983-4093; Mushtak Najarali, Investor Relations, 416-308-9030